Mail Stop 4561

August 21, 2009

Mr. Jack Ruff
President and Chief Executive Officer
Sunair Services Corporation
1350 E. Newport Center Drive
Suite 201
Deerfield Beach, FL 33442-7712

> **Re:**   **Sunair Services Corporation**
> **Form 10-K for the year ended September 30, 2007**
> **Filed 01/15/08**
> **Form 10-K for the year ended September 30, 2008**
> **Filed 1/13/09**
> **File No. 001-04334**

Dear Mr. Ruff:

We have reviewed your response letter dated July 10, 2009 and have the following additional comment. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2008

Note 1 – Business Activity and Summary of Significant Accounting Policies, page 35

1.   We note your responses to our previous comments, and we continue to consider the reasonableness of your goodwill balance and your impairment analysis. We note that you consider your Lawn Care and Pest Control Services segment to be one reporting unit, the Middleton reporting unit. Please tell us how you determined that you only have one reporting unit based on paragraphs 18 and 30-

36 of SFAS 142. In particular, you told us in a previous response dated September 2, 2008 that you monitor your profitability and allocate resources on a branch district level; thus, it appears that your branches may be operating segments and that you have multiple reporting units within your Middleton subsidiary; please explain and revise your goodwill impairment analysis accordingly.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please key your response to our comment and provide any requested information. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 or me at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda van Doorn
Senior Assistant Chief
Accountant